UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 16, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 16, 2023, regarding the Donation for the Earthquake Relief.

Istanbul, February 16, 2023

Announcement Regarding the Donation for the Earthquake Relief

In accordance with the option provided by the Capital Markets Board’s decision dated February 9, 2023, due to the earthquake disaster on February 6, 2023, epicenter of which was Kahramanmaraş, that caused a devastation and loss of lives, Board of Directors of Turkcell has resolved to make in-kind and/or cash donation and provide all the appropriate benefits and aid up to TRY3,500,000,000 to the earthquake victims directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency ("AFAD"), the Turkish Red Crescent (“Kızılay”) and/or other institutions and organizations announced by mentioned agencies.

The donation and contributions will be presented to shareholders for approval at the first General Assembly meeting to be held where shareholders will be comprehensively informed about the details.

We sincerely share the pain of our country and express our deepest condolences to the individuals who lost their lives in the earthquakes and we wish a quick recovery to those who were affected and injured by the earthquake.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 16, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 16, 2023	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer